                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-18829

PROSPECTUS SUPPLEMENT                                               [TIMET LOGO]
(To Prospectus Dated May 14, 1997)

2,500,000 SHARES

TITANIUM METALS CORPORATION

COMMON STOCK
($.01 PAR VALUE)

All of the 2,500,000 shares of Common Stock, $.01 par value (the "Common Stock") of Titanium Metals Corporation (the "Company"), offered hereby are being sold by Union Titanium Sponge Corporation (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. The Common Stock is listed on the Nasdaq National Market under the symbol "TIMT." On June 23, 1997, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $32.125 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" ON PAGE 17 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------
                                             PRICE TO             UNDERWRITING            PROCEEDS TO
                                              PUBLIC                DISCOUNT          SELLING STOCKHOLDER
Per Share.............................  $29.75                 $0.75                  $29.00
Total.................................  $74,375,000.00         $1,875,000.00          $72,500,000.00
----------------------------------------------------------------------------------------------------------

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about June 27, 1997.

--------------------
SALOMON BROTHERS INC
--------------------------------------------------------------------------------

The date of this Prospectus is June 23, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

     The information in this Prospectus Supplement is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto, including the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, appearing elsewhere in this Prospectus Supplement or in the accompanying Prospectus. Prior to making an investment decision with respect to the shares of Common Stock offered hereby, prospective investors should carefully consider the information contained in this Prospectus Supplement and the accompanying Prospectus.

                                  THE OFFERING

Securities Offered......................   Common Stock, par value $.01 per share
Common Stock Outstanding as of April 30,
  1997..................................   31,456,655 Shares(1)
Common Stock Offered by the Selling
  Stockholder...........................   2,500,000 Shares
Nasdaq National Market Symbol...........   TIMT

---------------

(1) Does not include approximately 6.2 million shares reserved for issuance pursuant to outstanding employee and director options and the Company's 6 5/8% Convertible Junior Subordinated Debentures due 2026.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholder.

                              SELLING STOCKHOLDER

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock by the Selling Stockholder as of the date of, and as adjusted to reflect, the sale of the shares of Common Stock offered hereby.

                                                                                    SHARES
                                          SHARES BENEFICIALLY    NUMBER OF       BENEFICIALLY
                                            OWNED PRIOR TO        SHARES          OWNED AFTER
                                               OFFERING            BEING           OFFERING
                                          -------------------   OFFERED FOR   -------------------
          SELLING STOCKHOLDER              NUMBER     PERCENT      SALE        NUMBER     PERCENT
          -------------------             ---------   -------   -----------   ---------   -------
Union Titanium Sponge Corporation(1)....  3,653,230    11.6%     2,500,000    1,153,230     3.7%

---------------

(1) The shares of Common Stock shown as beneficially owned by the Selling Stockholder include 503,230 shares of Common Stock obtainable within 60 days of the date of this Prospectus Supplement upon exercise of the IMI Option (as defined in the accompanying Prospectus).

                          PRICE RANGE OF COMMON STOCK

     Since June 4, 1996, the first day of trading for the Common Stock, the Common Stock has traded on the Nasdaq National Market under the symbol "TIMT." The following table sets forth, for the periods indicated, the high and low last reported sale prices on the Nasdaq National Market for the shares of Common Stock traded during these respective time periods.

                                                               HIGH        LOW
                                                               PRICE      PRICE
                                                              -------    -------
1996:
     Second Quarter (beginning June 4, 1996)................  $25.875    $24.375
     Third Quarter..........................................   30.500     22.500
     Fourth Quarter.........................................   35.875     28.250
1997:
     First Quarter..........................................   33.625     25.000
     Second Quarter (through June 23, 1997).................   32.750     25.250

     On June 23, 1997, the last reported sale price of the Common Stock, as reported on the Nasdaq National Market, was $32.125 per share. As of June 18, 1997, there were approximately 52 holders of record of the Common Stock. This figure does not reflect beneficial ownership of shares held in nominee name.

                                DIVIDEND POLICY

     The Company has not declared any cash dividends during the last four years. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends. The Company's U.S. credit facility currently prohibits the payment of dividends on the Common Stock in excess of 20% of the Company's consolidated net income in any fiscal year. Under certain circumstances, the terms of the Indenture and the Declaration will restrict the payment of dividends by the Company. See "Description of the Convertible Preferred Securities -- Distributions" and "Description of the Convertible Debentures -- Option to Extend Interest Payment Period."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Selling Stockholder has agreed to sell to Salomon Brothers Inc (the "Underwriter"), and the Underwriter has agreed to purchase from the Selling Stockholder, 2,500,000 shares of Common Stock. In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriter has advised the Company and the Selling Stockholder that it proposes initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement. After the initial public offering, the public offering price may be changed.

     The Selling Stockholder has agreed that, without the prior written consent of Salomon Brothers Inc, it will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 90 days after the date of the Underwriting Agreement. The Company has entered into a similar agreement for a period of 30 days after the date of the Underwriting Agreement.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriter against, or contribute to payments that the Underwriter may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended. Stabilizing transactions permit bids to purchase the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the Underwriter selling more shares of Common Stock in connection with this offering than it is committed to purchase from the Selling Stockholder. In addition, the Underwriter may impose "penalty bids" under contractual arrangements between the Underwriter and dealers participating in this offering whereby they may reclaim from a dealer participating in the offering the selling concession with respect to shares of Common Stock that are distributed in this offering but subsequently purchased for the account of the Underwriter in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the Common Stock offered hereby under laws other than Federal or state securities laws will be passed upon for the Company by Bartlit Beck Herman Palenchar & Scott, a partnership including professional corporations, Denver, Colorado. Certain legal matters will be passed upon on behalf of the Underwriter by Cravath, Swaine & Moore, New York, New York.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-Q

      [X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
        OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE QUARTER ENDED MARCH 31, 1997

                                       OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
        OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 0-28538

                          TITANIUM METALS CORPORATION
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                      13-5630895
       (State or other jurisdiction of                         (IRS Employer
        incorporation or organization)                      Identification No.)

               1999 BROADWAY, SUITE 4300, DENVER, COLORADO 80202
              (Address of principal executive offices) (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (303) 296-5600

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
  1934 during the preceding 12 months, and (2) has been subject to such filing
            requirements for the past 90 days.  Yes  [X]     No  [ ]

     Number of shares of common stock outstanding on April 30, 1997: 31,456,655

================================================================================

                          FORWARD-LOOKING INFORMATION

     The statements contained in this Report on Form 10-Q ("Quarterly Report") which are not historical facts, including, but not limited to, statements found in the Notes to Consolidated Financial Statements and under the captions "Results of Operations" and "Liquidity and Capital Resources", both contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, are forward-looking statements or discussions of trends which by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual results could differ materially from those described in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this Quarterly Report, including in the portions referenced above and those described from time to time in the Company's other filings with the Securities and Exchange Commission, such as the cyclicality of the Company's business and its dependence on the aerospace industry, the sensitivity of the Company's business to global industry capacity, global economic conditions, changes in product pricing, the possibility of labor disruptions, control by certain stockholders and possible conflicts of interest, potential difficulties in integrating acquisitions, uncertainties associated with new product development and the supply of raw materials and services.

                          TITANIUM METALS CORPORATION

                                     INDEX

                                                                                      PAGE
                                                                                     NUMBER
                                                                                   -----------
PART I.   FINANCIAL INFORMATION
          Item 1.  Financial Statements
                     Consolidated Balance Sheets -- December 31, 1996 and March
                        31, 1997...............................................            S-7
                     Consolidated Statements of Operations -- Three months
                        ended March 31, 1996 and 1997..........................            S-8
                     Consolidated Statement of Stockholders' Equity -- Three
                        months ended March 31, 1997............................            S-9
                     Consolidated Statements of Cash Flows -- Three months
                        ended March 31, 1996 and 1997..........................           S-10
                     Notes to Consolidated Financial Statements................    S-11 - S-14
          Item 2.  Management's Discussion and Analysis of Financial Condition
                     and Results of Operations.................................    S-15 - S-16

                          TITANIUM METALS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,    MARCH 31,
                                                                  1996          1997
                                                              ------------    ---------
Current assets:
  Cash and cash equivalents.................................    $ 86,526      $ 78,496
  Receivables, net..........................................     114,100       135,442
  Receivable from related parties...........................       1,676         2,707
  Inventories...............................................     155,488       161,803
  Prepaid expenses..........................................      12,510         7,820
  Deferred income taxes.....................................         718         1,322
                                                                --------      --------
         Total current assets...............................     371,018       387,590
                                                                --------      --------
Other assets:
  Goodwill..................................................      67,430        62,506
  Other intangible assets...................................      19,314        18,703
  Deferred income taxes.....................................      11,618        11,044
  Other.....................................................      14,069        13,271
                                                                --------      --------
         Total other assets.................................     112,431       105,524
                                                                --------      --------
Property and equipment:
  Land......................................................       6,129         6,094
  Buildings.................................................      32,929        32,508
  Equipment.................................................     207,046       214,351
  Construction in progress..................................      17,513        24,174
                                                                --------      --------
                                                                 263,617       277,127
  Less accumulated depreciation.............................      44,048        49,482
                                                                --------      --------
    Net property and equipment..............................     219,569       227,645
                                                                --------      --------
                                                                $703,018      $720,759
                                                                ========      ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.............................................    $  7,992      $  6,092
  Current maturities of long-term debt......................         397           449
  Accounts payable..........................................      49,628        55,604
  Accrued liabilities.......................................      46,173        45,250
  Payable to related parties................................       1,649            --
  Income taxes..............................................       6,638        13,189
  Deferred income taxes.....................................         348            --
                                                                --------      --------
         Total current liabilities..........................     112,825       120,584
                                                                --------      --------
Noncurrent liabilities:
  Long-term debt............................................       1,158         1,072
  Capital lease obligations.................................      11,562        11,010
  Payable to related parties................................         996           914
  Accrued OPEB cost.........................................      27,512        27,151
  Accrued pension cost......................................       2,743         2,613
  Deferred income taxes.....................................      10,629         9,844
  Other.....................................................       3,920         2,920
                                                                --------      --------
         Total noncurrent liabilities.......................      58,520        55,524
                                                                --------      --------
Minority interest -- Company-obligated mandatorily
  redeemable preferred securities of subsidiary trust
  holding solely subordinated debt securities...............     201,250       201,250
Other minority interest.....................................       4,207         4,586
Stockholders' equity:
  Common stock..............................................         315           315
  Additional paid-in capital................................     346,133       346,337
  Accumulated deficit.......................................     (25,009)       (9,232)
  Currency translation adjustment...........................       5,635         2,253
  Pension liabilities adjustment............................        (858)         (858)
                                                                --------      --------
         Total stockholders' equity.........................     326,216       338,815
                                                                --------      --------
                                                                $703,018      $720,759
                                                                ========      ========

Commitments and contingencies (Note 1)

          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Revenues and other income:
  Net sales.................................................  $107,556   $167,050
  Other, net................................................     1,353        875
                                                              --------   --------
                                                               108,909    167,925
                                                              --------   --------
Costs and expenses:
  Cost of sales.............................................    92,488    130,300
  Selling, general, administrative and development..........     5,531     10,123
  Special charges...........................................     4,208         --
  Interest..................................................     3,498      4,028
                                                              --------   --------
                                                               105,725    144,451
                                                              --------   --------
  Income before income taxes................................     3,184     23,474
Income tax expense..........................................       657      7,160
Minority interest...........................................       411        537
                                                              --------   --------
  Net income................................................  $  2,116     15,777
                                                              ========   ========
Fully diluted net income....................................  $  2,116   $ 17,975
                                                              ========   ========
Net income per common share.................................  $    .10   $    .50
Fully diluted earnings per share............................  $    .10   $    .49
Weighted average shares outstanding:
  Common shares.............................................    20,474     31,457
  Fully diluted shares......................................    20,474     36,916

          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       THREE MONTHS ENDED MARCH 31, 1997
                                 (IN THOUSANDS)

                                                                                              ADJUSTMENTS
                                                            ADDITIONAL                 -------------------------
                                          COMMON   COMMON    PAID-IN     ACCUMULATED    CURRENCY       PENSION
                                          SHARES   STOCK     CAPITAL       DEFICIT     TRANSLATION   LIABILITIES    TOTAL
                                          ------   ------   ----------   -----------   -----------   -----------   --------
Balance at December 31,
  1996..................................  31,455    $315     $346,133     $(25,009)      $ 5,635        $(858)     $326,216
Net income..............................     --       --           --       15,777            --           --        15,777
Adjustments, net........................     --       --           --           --        (3,382)          --        (3,382)
Other, net..............................      2       --          204           --            --           --           204
                                          ------    ----     --------     --------       -------        -----      --------
Balance at March 31, 1997...............  31,457    $315     $346,337     $ (9,232)      $ 2,253        $(858)     $338,815
                                          ======    ====     ========     ========       =======        =====      ========

          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED,
                                                                   MARCH 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Cash flows from operating activities:
  Net income................................................  $  2,116    $ 15,777
  Depreciation and amortization.............................     3,939       6,961
  Earnings of joint ventures, net of distributions..........    (1,327)        100
  Special charges...........................................     4,208          --
  Deferred income taxes.....................................       (62)       (470)
  Minority interest.........................................       411         537
  Other, net................................................        33          --
                                                              --------    --------
                                                                 9,318      22,905
  Change in assets and liabilities, net of acquisitions:
    Receivables.............................................   (25,622)    (20,771)
    Inventories.............................................   (10,379)     (7,885)
    Prepaid expenses........................................      (390)      1,490
    Accounts payable and accrued liabilities................    15,837       3,364
    Income taxes............................................       637       7,477
    Accounts with related parties...........................      (906)     (1,803)
    Other, net..............................................       535          (4)
                                                              --------    --------
         Net cash provided (used) by operating activities...   (10,970)      4,773
                                                              --------    --------
Cash flows from investing activities:
  Capital expenditures......................................    (2,415)    (10,134)
  Business acquisitions.....................................    (2,250)       (476)
  Other, net................................................       194          30
                                                              --------    --------
         Net cash used by investing activities..............    (4,471)    (10,580)
Cash flows from financing activities:
  Indebtedness:
    Borrowings..............................................    14,786          --
    Reductions..............................................      (750)     (1,352)
  Related party debt payments...............................        --      (1,036)
                                                              --------    --------
         Net cash provided (used) by financing activities...    14,036      (2,388)
                                                              $ (1,405)   $ (8,195)
                                                              ========    ========
Net increase (decrease) in cash and equivalents from:
Operating, investing and financing activities...............  $ (1,405)   $ (8,195)
  Cash acquired.............................................     1,901          --
  Currency translation......................................       (51)        165
                                                              --------    --------
                                                                   445      (8,030)
  Cash and equivalents at beginning of period...............        24      86,526
                                                              --------    --------
  Cash and equivalents at end of period.....................  $    469    $ 78,496
                                                              ========    ========
Supplemental disclosures:
  Cash paid for:
    Interest................................................  $  2,270    $  3,758
    Income taxes............................................        --         341
                                                              --------    --------
  Business acquisitions:
    Cash and cash equivalents...............................  $  1,901    $     --
    Goodwill and other intangibles..........................    11,367         577
    Other noncash assets....................................   131,451       3,503
    Liabilities.............................................   (72,469)     (3,604)
    Common stock issued to IMI..............................   (70,000)         --
                                                              --------    --------
      Cash paid.............................................  $  2,250    $    476
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION:

     The consolidated balance sheet of Titanium Metals Corporation ("TIMET") and subsidiaries (collectively, the "Company") at December 31, 1996 has been condensed from the Company's audited consolidated financial statements at that date. The consolidated balance sheet at March 31, 1997 and the consolidated statements of operations, stockholders' equity and cash flows for the interim periods ended March 31, 1996 and 1997 have been prepared by the Company without audit. Certain prior year amounts have been reclassified to conform to the current year presentation. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position, results of operations and cash flows have been made. The results of operations for interim periods are not necessarily indicative of the operating results of a full year or of future operations.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Annual Report").

     For information concerning certain legal proceedings and certain contingencies related to the Company, see (i) Item 2 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations," (ii) Part II,
Item 1 -- "Legal Proceedings," and (iii) the 1996 Annual Report.

NOTE 2 -- EARNINGS PER SHARE:

     Net income per common share is based upon the weighted average number of common shares outstanding after giving effect to the June 1996 65-for-1 stock split. Fully diluted earnings per share reflects an immaterial number of dilutive common stock options and the assumed conversion of the Company-obligated mandatorily redeemable preferred securities (the "Convertible Preferred Securities").

     Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," issued in February 1997 is required to be retroactively adopted by the Company in the fourth quarter of 1997. Had SFAS No. 128 been effective during 1996 and the first quarter of 1997, (i) "Basic earnings per share" under SFAS No. 128 would have been the same as earnings per common share reported by the Company and (ii) "Dilutive earnings per share" under SFAS No. 128 would have been the same as fully diluted earnings per share reported by the Company.

                          TITANIUM METALS CORPORATION

NOTE 3 -- BUSINESS SEGMENT INFORMATION:

     The Company's operations are conducted in one business segment, titanium metals operations. The Company is a vertically integrated producer of titanium sponge, ingot, slab and mill forged or cast products for aerospace, industrial and other applications. The Company's production facilities are located principally in the United States, United Kingdom and France and the Company's products are sold throughout the world.

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Net sales...................................................  $107,556    $167,050
                                                              ========    ========
Operating income............................................  $  6,823    $ 26,535
General corporate income (expense), net.....................      (141)        967
Interest expense............................................    (3,498)     (4,028)
                                                              --------    --------
  Income before income taxes................................  $  3,184    $ 23,474
                                                              ========    ========

     Operating income for the three months ended March 31, 1996 includes $4.2 million of special charges resulting from the February 1996 acquisition of the titanium metals business of IMI plc and related business integration. The special charges included $3 million of compensation costs and $1.2 million of integration costs relating to the relocation of personnel and the consolidation of certain facilities.

NOTE 4 -- BUSINESS COMBINATIONS:

     As previously reported, the Company completed certain acquisitions during 1996 and early 1997, principally IMI's titanium metals business in February 1996 and the assets of Axel Johnson Metals ("AJM") in October 1996. On a pro forma basis assuming the IMI and AJM acquisitions had occurred at the beginning of 1996, net sales for the first quarter of 1996 were $123.9 million, operating income was $4.3 million, net loss was $1.3 million and net loss per share was $.05. The pro forma effect of the previously-reported TISTO (July 1996), TIMET Savoie (August 1996), and LASAB (January 1997) transactions is not material. The above pro forma financial information is not necessarily indicative of the operating results that might have occurred if the IMI and AJM acquisitions had actually been completed at the beginning of 1996.

     In March 1997, TIMET announced that it had executed definitive agreements to combine its welded tubing operations with those of Valinox Welded, a French manufacturer of welded tubing, principally stainless steel and titanium, with operations in France and China. The joint venture, "ValTimet", would be 46% owned by TIMET and 54% owned by Valinox Welded. TIMET will supply titanium strip product to ValTimet under a long-term contract as the preferred supplier. The transaction is expected to close during the second quarter of 1997. The effect of the transaction on TIMET's 1997 financial results is not expected to be material.

                          TITANIUM METALS CORPORATION

NOTE 5 -- INVENTORIES:

                                                             DECEMBER 31,    MARCH 31,
                                                                 1996          1997
                                                             ------------    ---------
                                                                  (IN THOUSANDS)
Raw materials..............................................    $ 22,806      $ 24,316
In process and finished products...........................     125,137       129,586
Supplies...................................................       7,545         7,901
                                                               --------      --------
                                                               $155,488      $161,803
                                                               ========      ========

     The average cost of LIFO inventories exceeded the net carrying amount of such inventories by approximately $32 million at December 31, 1996 and $34 million at March 31, 1997.

NOTE 6 -- ACCRUED LIABILITIES:

                                                              DECEMBER 31,    MARCH 31,
                                                                  1996          1997
                                                              ------------    ---------
                                                                   (IN THOUSANDS)
Postretirement benefit costs................................    $ 2,024        $ 2,024
Pension costs...............................................      1,507          1,882
Other employee benefits.....................................     21,360         18,649
Environmental costs.........................................      1,643          1,643
Taxes, other than income....................................      2,292          4,527
Interest....................................................      1,304          1,214
Other.......................................................     16,043         15,311
                                                                -------        -------
                                                                $46,173        $45,250
                                                                =======        =======

NOTE 7 -- NOTES PAYABLE, LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:

     Notes payable at December 31, 1996 and March 31, 1997 consists of borrowings under the Company's European bank credit agreements. At March 31, 1997, the Company had approximately $132 million of unused borrowing availability under its existing U.S. and European bank credit agreements.

     Long-term debt at December 31, 1996 and March 31, 1997 consists principally of notes payable to former TISTO shareholders. Capital lease obligations relate principally to production facilities in the United Kingdom held under long-term leases with IMI.

                          TITANIUM METALS CORPORATION

NOTE 8 -- INCOME TAXES:

     The difference between the Company's provision for income tax expense and the amounts that would be expected using the U.S. federal statutory income tax rate of 35% is presented below. The valuation allowance reductions in both periods relate primarily to current utilization of certain tax carryforwards not previously recognized.

                                          THREE MONTHS ENDED,
                                               MARCH 31,
                                          --------------------
                                            1996        1997
                                          --------    --------
                                             (IN THOUSANDS)
Expected income tax expense.............    $1,114      $8,216
Adjustment of deferred tax valuation
  allowance related to current year
  results...............................      (332)       (822)
U.S. state income taxes, net............        25         175
Incremental tax and rate differences on
  non-tax group companies...............      (107)       (270)
Other, net..............................       (43)       (139)
                                            ------      ------
                                            $  657      $7,160
                                            ======      ======

NOTE 9 -- RELATED PARTY TRANSACTIONS:

     At March 31, 1997, Tremont Corporation held approximately 30% of TIMET's outstanding common stock. Contran Corporation and other entities related to Harold C. Simmons hold an aggregate of approximately 45% of Tremont's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of the children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee. Mr. Simmons may be deemed to control each of Contran, Tremont and TIMET.

     Receivables from related parties principally relate to sales made to Union Titanium Sponge Corporation ("UTSC"), a 10% shareholder, pursuant to a long-term titanium sponge supply contract. Noncurrent payables to related parties are amounts owed to Tremont pursuant to compensation arrangements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The significant improvement in earnings for the 1997 quarter was driven by price increases and a 17% increase in mill products volume compared to the first quarter of 1996. Titanium mill products shipments in the first quarter were 7.4 million pounds. Selling prices have continued to increase, and the average price of mill products shipped in 1997 was $16.00 per pound compared to $13.49 in the first quarter of 1996 and $14.80 in the fourth quarter of 1996. The Company's operating income margin increased to 15.9% in the first quarter of 1997, significantly above year-ago levels, and up from 13.6% in the fourth quarter of 1996.

     The selling price increases reflect both the pass-through of cost increases, particularly raw material costs, and real price increases associated with increased market demand. Although the Company and the titanium industry are continuing to experience increases in the cost of certain raw materials, the Company's increased selling prices have more than offset those cost increases. Firm order backlog at March 31, 1997 was approximately $460 million, up from $440 million at year-end 1996. Average prices on recent orders have continued to increase relative to 1996 levels.

     Operating levels at the Company's plants in 1997 were generally higher than in the comparable 1996 period and contributed to the better operating results. However, operating levels at one of the Company's two casting facilities, which plant primarily produced for the golf market, were well below levels of late 1996 and negatively impacted earnings. Due to excess capacity currently existing in the golf club head castings market, TIMET has determined not to pursue growth in this market at this time. TIMET plans to continue its strategy of supplying other golf club casters with input stocks. Total worldwide employment at March 31, 1997 approximated 3,000 compared to 2,950 at year-end 1996 and 2,550 one year ago (pro forma for the AJM acquisition).

     Operating income in the first quarter of 1996 included special charges of $4.2 million related to the IMI titanium acquisition. See Note 3 to the Consolidated Financial Statements.

     Interest expense in the first quarter of 1997 includes $3.4 million related to the Convertible Preferred Securities issued in November 1996. Interest in the 1996 period relates primarily to indebtedness subsequently repaid with the proceeds of the Company's June 1996 initial public stock offering.

     The Company has substantial operations and assets located in Europe, principally the United Kingdom. The U.S. dollar value of the Company's foreign sales and operating costs are subject to currency exchange rate fluctuations which may slightly impact reported earnings and may affect the comparability of period-to-period operating results. Approximately one-half of the Company's European sales are denominated in currencies other than the U.S. dollar, principally major European currencies. Certain purchases of raw materials, principally titanium sponge, for the Company's European operations are denominated in U.S. dollars while labor and other production costs are primarily denominated in local currencies.

     The Company operates in several tax jurisdictions and is subject to varying income tax rates. For financial reporting purposes, the Company has previously recognized substantially all of its net operating loss and other carryforwards, and, accordingly, its effective income tax rate in 1997 was higher than in 1996. Such effective rate for the full year 1997 may vary slightly from that in the first quarter due to the combined effects of state income taxes and varying non-U.S. rates. See Note 8 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial position has significantly improved since the beginning of 1996 through the combined effects of (i) improved industry conditions, (ii) acquisitions made during 1996, (iii) the

Company's June 1996 initial public stock offering and (iv) the November 1996 issuance of the Convertible Preferred Securities.

     At March 31, 1997, the Company had $78 million of cash and equivalents and $132 million of borrowing availability under its existing U.S. and European bank credit lines. Indebtedness consisted primarily of capital lease obligations related to certain of its European manufacturing facilities and a relatively nominal amount of European working capital borrowings. The Convertible Preferred Securities do not require principal amortization and the Company has the right to defer interest payments for one or more periods of up to 20 consecutive quarters each.

     Operating activities. Reflecting improved operating results, cash provided by operating activities (before changes in assets and liabilities) was $23 million in the 1997 period compared to $9 million in the 1996 period. Changes in assets and liabilities used approximately $18 million of cash in 1997, about $2 million less than in the first quarter of 1996 despite the higher levels of working capital necessary to support the higher production and sales levels. The Company's goal is to better manage working capital such that both "days sales outstanding" in receivables and "days sales in inventory" improve in 1997 over year-end 1996.

     Investing activities. The Company estimates capital expenditures for all of 1997 to be about $60 million, including capacity expansion and a major project to redesign business processes and implement integrated information systems throughout TIMET. About one-third of planned capital expenditures in 1997 relate to capacity expansion projects, the largest of which is a 20 million pound electron beam furnace to be completed in the second half of 1998. Capital spending related to the business process/information systems project is currently estimated at over $30 million during the next few years, about one-half of which is expected to be incurred in 1997.

     TIMET's strategy for developing new markets and uses for titanium includes providing funds to third parties to prove out a new use or uses of titanium. In this regard, during March 1997 the Company agreed to invest up to approximately $5 million in Titanium Memory Systems, Inc. ("TMS") for an approximate 20% equity interest in TMS and funded approximately $3 million of this amount in April 1997. The funds will be used by TMS to continue its development and initial production of a titanium substrate for use in computer hard disk drives.

     Financing activities. Debt repayments in 1997 related primarily to reductions in European working capital borrowings, including amounts due to CEZUS, the 30% minority owner in TIMET Savoie. Borrowings in the first quarter of 1996 were primarily to fund working capital needs and capital expenditures. The Company is negotiating to increase its borrowing availability, and expects, among other things, to be able to reduce current restrictions on use of borrowed proceeds in order to further enhance its financial flexibility and to lower the cost of borrowings.

     The Company periodically evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, its alternative uses of capital, its debt service requirements, the cost of debt and equity capital, and estimated future operating cash flows. As a result of this process, the Company has in the past and may in the future seek to raise additional capital, modify its dividend policy, restructure ownership interests, refinance or restructure indebtedness, repurchase shares of capital stock, sell other assets, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. In the normal course of business, the Company may investigate, evaluate and discuss acquisition, joint venture and other business combination opportunities in the titanium, specialty metal and related industries, and in this regard the Company has been exploring a potential strategic relationship with a large titanium producer in Russia. In the event of any future acquisition or joint venture opportunities, the Company may consider using available cash, issuing equity securities or incurring indebtedness.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
PROSPECTUS SUPPLEMENT
The Offering....................................   S-2
Use of Proceeds.................................   S-2
Selling Stockholder.............................   S-2
Price Range of Common Stock.....................   S-3
Dividend Policy.................................   S-3
Underwriting....................................   S-4
Legal Matters...................................   S-4
Quarterly Report on Form 10-Q for the Quarter
  Ended March 31, 1997..........................   S-5
PROSPECTUS
Available Information...........................     4
Special Note Regarding Forward Looking
  Statements....................................     4
Summary.........................................     5
Risk Factors....................................    17
Use of Proceeds.................................    26
Price Range of Common Stock.....................    26
Dividend Policy.................................    26
TIMET Capital Trust I...........................    26
Accounting Treatment............................    27
Capitalization..................................    28
Selected Consolidated Historical and Pro Forma
  Financial Data................................    29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................    32
Business........................................    37
The Company.....................................    48
Management......................................    49
Principal Stockholders..........................    56
Certain Relationships and Related
  Transactions..................................    59
Description of the Convertible Preferred
  Securities....................................    63
Description of the Guarantee....................    78
Description of the Convertible Debentures.......    80
Effect of Obligations Under the Convertible
  Debentures and the Guarantee..................    89
Description of Capital Stock....................    90
United States Federal Income Taxation...........    92
Selling Holders.................................    97
Selling Stockholders............................   100
Plan of Distribution............................   100
Legal Matters...................................   101
Experts Independent Public Accountants..........   102
Index to Unaudited Pro Forma Financial
  Statement.....................................  PF-1
Index to Financial Statements...................   F-1

2,500,000 SHARES

TITANIUM METALS
CORPORATION

COMMON STOCK
($.01 PAR VALUE)

[TIMET LOGO]

--------------------
SALOMON BROTHERS INC
------------------------------------------------------------

PROSPECTUS SUPPLEMENT

DATED JUNE 23, 1997